              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                      SELECT 5 INDUSTRIAL PORTFOLIO 2000-2

                       Investment Company Act No. 811-5065

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


        A.        Exact name of Trust:

                  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                  SELECT 5 INDUSTRIAL PORTFOLIO 2000-2

        B.        Name of Depositor:

                  DEAN WITTER REYNOLDS INC.

        C.        Complete address of Depositor's principal executive office:

                  DEAN WITTER REYNOLDS INC.
                  Two World Trade Center
                  New York, New York  10048

        D.        Name and complete address of agents for service

                  MR. MICHAEL D. BROWNE
                  DEAN WITTER REYNOLDS INC.
                  Unit Trust Department
                  Two World Trade Center - 59th Floor
                  New York, New York  10048

                  Copy to:

                  KENNETH W. ORCE, ESQ.
                  CAHILL GORDON & REINDEL
                  80 Pine Street
                  New York, New York 10005

        E.        Total and amount of securities being registered:

                  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

        F. Proposed maximum offering price to the public of the securities being registered:

                  Indefinite

        G.        Amount of filing fee:

                  N/A

        H.        Approximate date of proposed sale to public:

                  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                      SELECT 5 INDUSTRIAL PORTFOLIO 2000-2

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
        I.  ORGANIZATION AND GENERAL INFORMATION

1.      (a)    Name of Trust                               )    Front Cover
        (b)    Title of securities issued                  )

2.      Name and address of Depositor                      )    Table of Contents

3.      Name and address of Trustee                        )    Table of Contents

4.      Name and address of principal Underwriter          )    Table of Contents

5.      Organization of Trust                              )    Introduction

6.      Execution and termination of Indenture             )    Introduction; Amendment and
                                                           )    Termination of the Indenture
7.      Changes of name                                    )    Included in Form
                                                                N-8B-2
8.      Fiscal Year                                        )    Included in Form
                                                                N-8B-2
9.      Litigation                                         )    *

        II.  GENERAL DESCRIPTION OF THE TRUST
               AND SECURITIES OF THE TRUST


-------------------------------
*     Not applicable, answer negative or not required.



Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
10.     General Information regarding Trust's              )
        Securities and Rights of Holders

        (a)    Type of Securities (Registered or           )    Rights of Unit Holders
               Bearer)

        (b)    Type of Securities (Cumulative or           )    Administration of the Trust -
               Distributive)                               )    Distribution

        (c)    Rights of Holders as to withdrawal or       )    Redemption; Public Offering of
               redemption                                  )    Units -Secondary Market

        (d)    Rights of Holders as to conversion,         )    Public Offering of Units -
               transfer, partial redemption and            )    Secondary Market; Exchange Option;
               similar matters                             )    Redemption; Rights of Unit Holders
                                                           )    -Certificates
        (e)    Lapses or defaults with respect to          )    *
               periodic payment plan certificates

        (f)    Voting rights as to Securities under        )    Rights of Unit Holders - Certain
               the Indenture                               )    Limitations; Amendment and
                                                           )    Termination of the Indenture
        (g)    Notice to Holders as to change in:          )

               (1)    Composition of assets of Trust       )    Administration of the Trust -
                                                           )    Reports to Unit Holders; The Trust -
                                                           )    Summary Description of the Portfolios
               (2)    Terms and Conditions of Trust's      )    Amendment and Termination of the
                      Securities                           )    Indenture
               (3)    Provisions of Indenture              )    Amendment and Termination of the
                                                                Indenture


-------------------------------
*     Not applicable, answer negative or not required.


Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
               (4)    Identity of Depositor and            )    Sponsor; Trustee
                      Trustee                              )

        (h)    Security Holders Consent required to        )
               change:                                     )

               (1)    Composition of assets of Trust       )    Amendment and Termination of the
                                                           )    Indenture
               (2)    Terms and conditions of Trust's      )    Amendment and Termination of the
                      Securities                           )    Indenture
               (3)    Provisions of Indenture              )    Amendment and Termination of the
                                                           )    Indenture
               (4)    Identity of Depositor and            )    *
                      Trustee

        (i)    Other principal features of the             )    Cover of Prospectus; Tax Status
               Trust's Securities

11.     Type of securities comprising units                )    The Trust - Summary Description of
                                                           )    the Portfolios; Objectives and
                                                           )    Securities Selection; The Trust -
                                                           )    Special Considerations
12.     Type of securities comprising periodic             )    *
        payment certificates

13.     (a)    Load, fees, expenses, etc.                  )    Summary of Essential Information;
                                                           )    Public Offering of Units - Public
                                                           )    Offering Price; - Profit of
                                                           )    Sponsor;- Volume Discount;
                                                           )    Expenses and Charges

        (b)    Certain information regarding periodic      )    *
               payment certificates                        )



-------------------------------
*     Not applicable, answer negative or not required.


Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
        (c)    Certain percentages                         )    Summary of Essential Information;
                                                           )    Public Offering of Units
                                                           )    - Public Offering Price; - Profit
                                                           )    of Sponsor; - Volume Discount

        (d)    Price differentials                         )    Public Offering of Units - Public
                                                           )    Offering Price

        (e)    Certain other loads, fees, expenses,        )    Rights of Unit Holders -
               etc. payable by holders                     )    Certificates

        (f)    Certain profits receivable by               )    Redemption - Purchase by the
               depositor, principal underwriters,          )    Sponsors of Units Tendered for
               trustee or affiliated persons               )    Redemption

        (g)    Ratio of annual charges to income           )    *

14.     Issuance of trust's securities                     )    Introduction; Rights of Unit
                                                           )     Holders - Certificates

15.     Receipt and handling of payments from              )    Public Offering of Units - Profit
        purchasers                                         )    of Sponsor

16.     Acquisition and disposition of underlying          )    Introduction; Amendment and
        securities                                         )    Termination of the Indenture;
                                                           )    Objectives and Securities
                                                           )    Selection; The Trust - Summary
                                                           )    Description of the Portfolio;
                                                           )    Sponsor - Responsibility



-------------------------------
*     Not applicable, answer negative or not required.



Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
17.     Withdrawal or redemption                           )    Redemption; Public Offering of
                                                           )     Units - Secondary Market

18.     (a)    Receipt and disposition of income           )    Administration of the Trust;
                                                           )    Reinvestment Programs

        (b)    Reinvestment of distributions               )    Reinvestment Programs

        (c)    Reserves or special fund                    )    Administration of the Trust -
                                                           )    Distribution
        (d)    Schedule of distribution                    )    *

19.     Records, accounts and report                       )    Administration of the Trust -
                                                           )    Records and Accounts; - Reports to
                                                           )    Unit Holders

20.     Certain miscellaneous provisions of the trust      )    Amendment and Termination of the
        agreement                                          )    Indenture; Sponsor - Limitation on
                                                           )    Liability - Resignation; Trustee -
                                                           )    Limitation on Liability -
                                                           )    Resignation

21.     Loans to security holders                          )    *

22.     Limitations on liability of depositor,             )    Sponsor, Trustee; Evaluator -
        trustee, custodian, etc.                           )    Limitation on Liability

23.     Bonding arrangements                               )    Included on Form
                                                           )     N-8B-2

24.     Other material provisions of the trust             )    *
        agreement

        III.  ORGANIZATION PERSONNEL AND
              AFFILIATED PERSONS OF DEPOSITOR




-------------------------------
*     Not applicable, answer negative or not required.



Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
25.     Organization of Depositor                          )    Sponsor

26.     Fees received by Depositor                         )    Expenses and Charges - fees;
                                                           )    Public Offering of Units - Profit
                                                           )    of Sponsor

27.     Business of Depositor                              )    Sponsor and Included in Form N-8B-2

28.     Certain information as to officials and            )    Included in Form
        affiliated persons of Depositor                    )    N-8B-2

29.     Voting securities of Depositor                     )    Included in Form
                                                           )    N-8B-2

30.     Persons controlling Depositor                      )    *

31.     Compensation of Officers and Directors of          )    *
        Depositor

32.     Compensation of Directors of Depositor             )    *

33.     Compensation of employees of Depositor             )    *

34.     Remuneration of other persons for certain          )    *
        services rendered to trust

        IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities by states       )    Public Offering of Units - Public
                                                                Distribution

36.     Suspension of sales of trust's securities          )    *

37.     Revocation of authority to distribute              )    *



-------------------------------
*     Not applicable, answer negative or not required.



Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
38.     (a)    Method of distribution                      )    Public Offering of Units
        (b)    Underwriting agreements
        (c)    Selling agreements

39.     (a)    Organization of principal underwriter       )    Sponsor
        (b)    N.A.S.D. membership of principal
               underwriter

40.     Certain fees received by principal underwriter     )    Public Offering of Units - Profit
                                                           )    of Sponsor

41.     (a)    Business of principal underwriter           )    Sponsor
        (b)    Branch offices of principal underwriter     )    *
        (c)    Salesman of principal underwriter           )    *

42.     Ownership of trust's securities by certain         )    *
        persons

43.     Certain brokerage commissions received by          )    *
        principal underwriter

44.     (a)    Method of valuation                         )    Public Offering of Units
        (b)    Schedule as to offering price               )    *
        (c)    Variation in offering price to certain      )    Public Offering of Units - Volume
               persons                                     )    Discount; Exchange Option

45.     Suspension of redemption rights                    )    *

46.     (a)    Redemption valuation                        )    Public Offering of Units-
                                                           )    Secondary Market; Redemption
        (b)    Schedule as to redemption price             )    *




-------------------------------
*     Not applicable, answer negative or not required.



Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
47.     Maintenance of position in underlying              )    See items 10(d), 44 and 46
        securities

        V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of Trustee             )    Trustee

49.     Fees and expenses of Trustee                       )    Expenses and Charges

50.     Trustee's lien                                     )    Expenses and Charges

        VI.  INFORMATION CONCERNING INSURANCE
             OF HOLDERS OF SECURITIES

51.     (a)    Name and address of Insurance Company       )    *
        (b)    Type of policies                            )    *
        (c)    Type of risks insured and excluded          )    *
        (d)    Coverage of policies                        )    *
        (e)    Beneficiaries of policies                   )    *
        (f)    Terms and manner of cancellation            )    *
        (g)    Method of determining premiums              )    *
        (h)    Amount of aggregate premiums paid           )    *
        (i)    Persons receiving any part of premiums      )    *
        (j)    Other material provisions of the Trust      )    *
               relating to insurance

        VII.  POLICY OF REGISTRANT

52.     (a)    Method of selecting and eliminating         )    Introduction; Objectives and
               securities from the Trust                   )    Securities Selection; The Trust -
                                                           )    Summary Description of the
                                                           )    Portfolio; Sponsor - Responsibility



-------------------------------
*     Not applicable, answer negative or not required.



Form N-8B-2                                                     Form S-6
Item Number                                                     Heading in Prospectus
-----------                                                     ---------------------
        (b)    Elimination of securities from the          )    *
               Trust
        (c)    Substitution and elimination of             )    Introduction; Objectives and
               securities from the Trust                   )    Securities Selection; Sponsor -
                                                           )    Responsibility
        (d)    Description of any fundamental policy       )    *
               of the Trust

53.     Taxable status of the Trust                        )    Cover of Prospectus; Tax Status

        VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.     Information regarding the Trust's past ten         )    *
        fiscal years

55.     Certain information regarding periodic             )    *
        payment plan certificates

56.     Certain information regarding periodic             )    *
        payment plan certificates

57.     Certain information regarding periodic             )    *
        payment plan certificates

58.     Certain information regarding periodic             )    *
        payment plan certificates

59.     Financial statements (Instruction 1(c) to          )    Statement of Financial Condition
        Form S-6)



-------------------------------
*     Not applicable, answer negative or not required.

                     SUBJECT TO COMPLETION FEBRUARY 4, 2000

--------------------------------------------------------------------------------

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                      SELECT 5 INDUSTRIAL PORTFOLIO 2000-2
                            A "UNIT INVESTMENT TRUST"

-------------------------------------------------------------------------------

          The attached final prospectus for a prior Series of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                      SELECT 5 INDUSTRIAL PORTFOLIO 2000-1

          This prospectus dated January 5, 2000, File No. 333-91017, is hereby incorporated by reference herein.


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 99-6

          This prospectus dated November 2, 1999, File No. 333-88445, is hereby incorporated by reference herein.


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 99-5

          This prospectus dated September 1, 1999, File No. 333-84651, is hereby incorporated by reference herein.


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 99-4

          This prospectus dated July 1, 1999, File No. 333-79927, is hereby incorporated by reference herein.


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 99-3

          This prospectus dated May 3, 1999, File No. 333-76087, is hereby incorporated by reference herein.


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 99-2

          This prospectus dated February 26, 1999, File No. 333-72177, is hereby incorporated by reference herein.


                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 99-1

          This prospectus dated January 4, 1999, File No. 333-64625, is hereby incorporated by reference herein.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Listed below are the names and registration numbers of each previous Series of Morgan Stanley Dean Witter Select Equity Trust, the final prospectus for any of which is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2. These prior final prospectuses are incorporated herein by reference.


          Morgan Stanley Dean Witter Select Equity Trust
          Select 5 Industrial Portfolio 2000-1
          (Registration No. 333-91017)
          Morgan Stanley Dean Witter Select Equity Trust
          Select 5 Industrial Portfolio 99-6
          (Registration No. 333-88445)
          Morgan Stanley Dean Witter Select Equity Trust
          Select 5 Industrial Portfolio 99-5
          (Registration No. 333-84651)
          Morgan Stanley Dean Witter Select Equity Trust
          Select 5 Industrial Portfolio 99-4
          (Registration No. 333-79927)
          Morgan Stanley Dean Witter Select Equity Trust
          Select 5 Industrial Portfolio 99-3
          (Registration No. 333-76087)
          Morgan Stanley Dean Witter Select Equity Trust,
          Select 5 Industrial Portfolio 99-2
          (Registration No. 333-72177)
          Morgan Stanley Dean Witter Select Equity Trust,
          Select 5 Industrial Portfolio 99-1
          (Registration No. 333-64625)


          Written consents of the following persons:

                   -  Cahill Gordon & Reindel (included in Exhibit 5)

                   -  Deloitte & Touche LLP

                    The following Exhibits:

 **EX-3(i)     Certificate of Incorporation of Dean Witter Reynolds Inc.

 **EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

 **EX-4.1      Trust Indenture and Agreement, dated January 22, 1991.

 *EX-4.15      Amendment to Exhibit 4.1 dated December 30, 1997.

 **EX-4.2      Draft of Reference Trust Agreement.

 **EX-4.3 Amendment dated July 18, 1995 to Trust Indenture and Agreement dated January 22, 1991.

 ***EX-5 Opinion of counsel as to the legality of the securities being registered.

 ***EX-23.1    Consent of Independent Auditors.

 ***EX-23.2    Consent of Cahill Gordon & Reindel (included in Exhibit 5).

 ****EX-24     Powers of Attorney executed by a majority of the Board of
               Directors of Dean Witter Reynolds Inc.

 **EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchanges Act of 1934 (1934 Act File No. 8-14172).




---------------------------

* The Amendment dated December 30, 1997 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No.
              333-41783.

**            Filed herewith.

***           To be filed by amendment.

****          Previously Filed.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 4th day of February, 2000.

                                                  MORGAN STANLEY DEAN WITTER
                                                  SELECT EQUITY TRUST
                                                  SELECT 5 INDUSTRIAL PORTFOLIO
                                                  2000-2
                                                  (Registrant)

                                         By:      Dean Witter Reynolds Inc.
                                                  (Depositor)



                                                  /s/Thomas Hines
                                                  ------------------------------
                                                  Thomas Hines
                                                  Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 4th day of February, 2000.

                                                  DEAN WITTER REYNOLDS INC.


Name                                           Office
----                                           ------
Philip J. Purcell                              Chairman & Chief  )
                                               Executive Officer )
                                               and Director***   )
Bruce F. Alonso                                Director****
Richard M. DeMartini                           Director***
Raymond J. Drop                                Director****
James F. Higgins                               Director***
John J. Mack                                   Director*****
Mitchell M. Merin                              Director*
Stephen R. Miller                              Director***
John H. Schaefer                               Director*****
Thomas C. Schneider                            Director**
Alan A. Schroder                               Director*****
Robert G. Scott                                Director*****

                                             By:    /s/thomas Hines
                                                    ----------------------------
                                                    Thomas Hines
                                                    Attorney-in-fact*, **,
                                                    ***, ****, *****
---------------------

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus trial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Post-Effective Amendment No. 1 to Form S-6 for Morgan Stan ley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905.

***** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 2000-1, File No. 333-91713.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

Exhibit No.                                   Document
----------                                    --------

       **EX-3(i)          Certificate of Incorporation of Dean Witter
                          Reynolds Inc.

       **EX-3(ii)         By-Laws of Dean Witter Reynolds Inc.

       **EX-4.1           Trust Indenture and Agreement, dated January 22,
                          1991

        *EX-4.15          Amendment to Exhibit 4.1 dated December 30, 1997.

       **EX-4.2           Draft of Reference Trust Agreement.

       **EX-4.3 Amendment dated July 18, 1995 to Trust Indenture and Agreement dated January 22, 1991.

      ***EX-5 Opinion of counsel as to the legality of the securities being registered.

      ***EX-23.1          Consent of Independent Auditors.

      ***EX-23.2          Consent of Cahill Gordon & Reindel (included in
                          Exhibit 5).

     ****EX-24            Powers of Attorney executed by a majority of the
                          Board of Directors of Dean Witter Reynolds Inc.

       **EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedule A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).
---------------------------

* The Amendment dated December 30, 1997 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No.
              333-41783.

**            Filed herewith.

***           To be filed by amendment.

****          Previously Filed.